FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

- Summary proceeding of the Financial Information Unit

.

May 9, 2019

Securities and Exchange Commission

REF: Material Event - Summary proceeding of the Financial Information Unit

BBVA Banco Francés S.A., (the “Bank”) informs that it has been notified by the Argentine Financial Information Unit of the initiation of a summary proceeding for an alleged breach of the provisions of articles 20bis, 21 a) and 21 bis of law 25,246 and articles j) and 24 subsection f) of UIF Resolution 121/2011 and its amendments, a law designed to prevent money laundering and terrorist financing.

In the summary proceeding the members of the Board of Directors at the date of the events and the Compliance Officer are also imputed together with the Bank.

The Bank will take all precautions necessary to defend the interests of such parties.

Kind regards,

Eduardo González Correas	Rocío Carreras

Attorney in fact	Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 9, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer